UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                            WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE
                                                                    August 9,
2019

  Andrew Freedman, Esq.
  Olshan Frome Wolosky LLP
  1325 Avenue of the Americas
  New York, New York 10019

          Re:     Galaxy Gaming, Inc.
                  PREC14A filed by Robert G. Pietrosanto et al.
                  Filed August 2, 2019
                  File No. 000-30653

  Dear Mr. Freedman:

          We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so we may better understand the disclosure.

         Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

          After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments. Capitalized terms used but not defined herein have the same meaning ascribed to them in the filing.

  Background and Reasons for the Solicitation, page 4

  1. Please provide us with factual support for the assertions regarding Mr. Hagerty's purportedly self-interested negotiations with stockholders.

  2. We note the disclosure that states that Mr. Hagerty "ostensibly made purchases from one or more stockholders for his personal benefit" (emphasis added). The phrasing suggests that the motivation behind Mr. Hagerty's purchases had to do with something other than his personal benefit. Please clarify.

  Proposal One, Election of Directors, page 7

  3. We note the Company's August 7 press release stating that the nomination notice submitted by Mr. Saucier and Mr. Pietrosanto is invalid and will not be considered at the 2019 Annual
     Meeting. Please revise the final paragraph on page 8 and the first paragraph on page 9 to clarify the disclosure in light of this development, and address the legal risk that the participants' solicitation efforts face.
 Andrew Freedman, Esq.
August 9, 2019
Page 2

Solicitation of Proxies, page 16

4. We note the disclosure that states that proxies may be solicited by, among other means, telegraph. Please advise us as to whether the reference to telegraph is accurate, or delete it.

Form of Proxy

5. The form of proxy indicates that Mr. Pietrosanto recommends a vote "for" Proposal 4.
   Please reconcile this with the statement on page 12 that the participants "make no recommendation" with respect to the same proposal.

                                         *       *       *

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact me at (202) 551-8094 with any questions.


                                                             Sincerely,

                                                             /s/ David M.
Plattner

                                                             David M. Plattner
                                                             Special Counsel
                                                             Office of Mergers
and Acquisitions